SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 104815 / February 11, 2026

Admin. Proc. File No. 3-21264

In the Matter of

THE PETER JOSEPH POLINSKI TRUST

OPINION OF THE COMMISSION

TRANSFER AGENT PROCEEDING

Grounds for Remedial Action

Misrepresentations on Form TA-1

Failure to Correct Form TA-1

Failure to Comply with Periodic Filing Requirements

Registered transfer agent filed inaccurate Form TA-1 registration form, failed to file corrective amendment to it, and failed to file annual reports on Form TA-2. *Held*, it is in the public interest to revoke transfer agent's registration.

APPEARANCES:

Peter Joseph Polinski, Treasurer, for the Peter Joseph Polinski Trust.

Jack Kaufman, for the Division of Enforcement.

On December 27, 2022, the Securities and Exchange Commission instituted administrative proceedings against the Peter Joseph Polinski Trust (the "Trust"), a registered transfer agent, under Section 17A(c)(3) of the Securities Exchange Act of 1934.[1] After the Trust filed an answer, the parties each moved for summary disposition. Based on our review of the record, we grant the Division's motion, deny the Trust's motion, and find that it is in the public interest to revoke the Trust's transfer agent registration.

I.   Background

A.   The Trust provided a post office street address as its principal office address in its application for registration as a transfer agent, never amended that filing, and never filed any annual reports after registering.

In June 2019, the Trust filed a Form TA-1 to register with the Commission as a transfer agent, signed by its Treasurer and sole principal, Peter Joseph Polinski.[2] Where the form directed the Trust to provide the address of its "principal office where transfer agent activities are, or will be, performed," the Trust provided the street address of a United States Post Office in Marcy, New York, with an associated "Suite" number.[3] The Trust did not identify the address as a post office or include a post office box number. Nor did the Trust ever amend its Form TA-1 or file any annual reports on Form TA-2.

B.   The Commission instituted this proceeding against the Trust.

On December 27, 2022, the Commission issued an order instituting proceedings ("OIP"), which alleged that the Trust had willfully violated Exchange Act Section 17A(c)(2) and (d)(1),[4] and Exchange Act Rules 17Ac2-1(a) and (c), and 17Ac2-2(a)(1),[5] by misstating its principal

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[1]   *Peter Joseph Polinski Tr.*, Exchange Act Release No. 96585, 2022 WL 17979680 (Dec. 27, 2022); 15 U.S.C. § 78q-1(c)(3).

[2]   No natural person other than Polinski is identified in the Form TA-1. In this proceeding Polinski filed a "Notice of Special Appearance," in which he identified himself as the Trust's "Executor, Beneficiary, Grantor, Settlor, Trustor, and Reporting Agent."

[3]   *See* https://www.sec.gov/edgar/browse/?CIK=1776962 (Trust's public EDGAR page) (last visited Jan. 22, 2026); https://www.sec.gov/Archives/edgar/data/1776962/000177696219000002/xslFTA1X01/primary_doc.xml (Trust's Form TA-1); Rule of Practice 323, 17 C.F.R. § 201.323 (authorizing the Commission to take official notice of any matter in its "public official records" and "of any material fact which might be judicially noticed by a district court of the United States"); *Powers v. Treasure Hunt.Gov*, No. 4:21CV483-WS-MAF, 2021 WL 12180658, at *1 (N.D. Fla. Dec. 7, 2021) (taking judicial notice that address was a post office address).

[4]   15 U.S.C. § 78q-1(c)(2), (d)(1).

[5]   17 C.F.R. §§ 240.17Ac2-1(a),(c); 240.17Ac2-2(a).

office address on its registration Form TA-1; failing to correct that misstatement by timely filing an amended Form TA-1; and failing to timely file annual reports on Form TA-2 for 2019, 2020, and 2021. The OIP instituted proceedings to further determine what, if any, remedial action under Exchange Act Section 17A(c)(3), including revocation of the Trust's transfer agent registration, is appropriate in the public interest.[6]

The Trust filed an answer, in which Polinski admitted that the Trust had not kept "updated transfer agent forms and a proper address in accordance with the [Commission's] rules."[7] The Trust's answer also stated that, due to personal issues, Polinski had forgotten "to keep all records up to date," apologized for the Trust's violations, and sought forgiveness for them. The answer further stated that Polinski had contacted Commission staff with an unspecified question about "one of the TA-2 forms" but that "no one ever got back to" him.

The Division and the Trust both filed motions for summary disposition, which the parties each respectively opposed.[8] In its motion, the Trust asserted that it had been "suspended" since December 2023; requested that it be "reinstate[d]" as a transfer agent; and promised that, if that relief were granted, it would update its address and phone number and bring its Form TA-2 filings current. In June 2024, the Commission issued an order explaining that the Trust's registration had not been revoked and that the Trust was free to take further action.[9] The Trust did not do so. Nor did it amend its Form TA-1, file any annual reports on Form TA-2, or make any filings in this proceeding or on EDGAR.

II. Analysis

A. Summary disposition is appropriate.

Under Commission Rule of Practice 250(c), we may grant a motion for summary disposition if "there is no genuine issue with regard to any material fact" and the moving party is

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[6]   *See* 15 U.S.C. § 78q-1(c)(3) (authorizing revocation of registration when the Commission finds, "on the record after notice and opportunity for hearing," that there is a statutory basis for remedial action and that "revocation is in the public interest").

[7]   *See* Rule of Practice 102(b), 17 C.F.R. § 201.102(b) (authorizing "a bona fide officer of" a trust to represent it). We construe Polinski's references to himself as referring to the Trust.

[8]   We deny the Division's motion to strike as a noncompliant motion the Trust's opposition to the Division's summary disposition motion.

[9]   *Peter Joseph Polinski Tr.*, Exchange Act Release No. 100275, 2024 WL 2861771, at *1 n.4 (June 5, 2024) (also ordering the Division to respond to the Trust's motion for summary disposition, which it filed after its opposition to the Division's motion for summary disposition).

"entitled to summary disposition as a matter of law."[10] As relevant here, Exchange Act Section 17A(c)(3) authorizes us to revoke the registration of a transfer agent if we find, after notice and opportunity for hearing, that (1) the transfer agent willfully violated the Exchange Act or one of its rules and (2) revocation is in the public interest.[11] For the reasons below, we find that there is no genuine issue as to any material fact with respect to these elements and that the Division is entitled to summary disposition as a matter of law. We thus also find that an in-person hearing, which the Trust requests if we deny the Division's motion, is unnecessary here.

B.   The threshold requirement for revoking the Trust's registration is satisfied.

As explained below, there is no genuine issue of fact that the Trust willfully violated the Exchange Act and rules by (1) providing an incorrect address in its Form TA-1 application for registration as a transfer agent; (2) failing to correct that address by filing an amended application form; and (3) failing to file annual reports on Form TA-2.

1.   The Trust willfully violated Exchange Act Rule 17Ac2-1(a) by listing an incorrect address on its registration Form TA-1.

There is no genuine issue of fact that the Trust violated Exchange Act Rule 17Ac2-1(a) by falsely stating on its application for registration as a transfer agent that its principal office was located at a post office street address. Rule 17Ac2-1(a) provides that an application for registration as a transfer agent "shall be filed with the Commission on Form TA-1, in accordance with the instructions contained therein."[12] Form TA-1 Instruction II.C.3. directs an applicant to state "[i]n Question 3.c. the full address of [its] principal office where transfer agent activities are, or will be, performed," and cautions that "a post office box number is not acceptable."[13] Consistent with these instructions, the Trust concedes that it did not provide a "proper address" under Commission rules. The Trust thus violated Rule 17Ac2-1(a).

There is also no genuine issue of fact that, in violating Exchange Act Rule 17Ac2-1(a), the Trust acted with scienter, and thus willfully. Although courts have provided varying

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[10]   17 C.F.R. § 201.250(c); *see also ERHC Energy, Inc.*, Exchange Act Release No. 90517, 2020 WL 6891409, at *2 (Nov. 24, 2020) (discussing standard). Rule 250(c) applies here because this proceeding is "deemed to be one under the 120-day timeframe" for the purposes of applying Rule of Practice 250. *Peter Joseph Polinski Tr.*, 2022 WL 17979680, at *4.

[11]   *See* 15 U.S.C. § 78q-1(c)(3)(A) (cross-referencing Exchange Act Section 15(b)(4)(D) (applicable to violations of Exchange Act provisions and rules); 15 U.S.C. § 78o(b)(4)(D)).

[12]   17 C.F.R. § 240.17Ac2-1(a); *see also* https://www.sec.gov/files/formta-1.pdf at 1 (directing the applicant to "[r]ead all instructions before completing this form") [hereinafter "Form TA-1"].

[13]   Form TA-1 at 30.

definitions of what "willfulness" means in the securities law context,[14] acting with scienter constitutes willfulness.[15] By listing the street address of a location that provided postal and related services to the public—not third-party office space— the Trust provided a plainly incorrect address in its Form TA-1.[16] As the Trust's sole principal,[17] Polinski knew that it did not operate from the post office street address, and thus also knew that listing the post office street address as the Trust's principal office was incorrect. Because Polinski intentionally made a false statement on the Trust's Form TA-1, the Trust acted with scienter,[18] and also willfully.[19]

In so concluding, we find that the Trust has not raised a genuine issue of fact about any of the above by its assertions, without further support, that Polinski did not commit any violative act "on purpose or with any ill intent," and his claim that he was "so busy" with family,

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[14]   *See, e.g., Robare Grp., Ltd. v. SEC*, 922 F.3d 468, 479 (D.C. Cir. 2019) (holding that statutory text making it unlawful "willfully to omit any material fact from a Form ADV . . . signals that the Commission had to find, based on substantial evidence, that at least one of TRG's principals subjectively intended to omit material information from TRG's Form ADV" (cleaned up)); *Mathis v. SEC*, 671 F.3d 210, 218 (2d Cir. 2012) (rejecting petitioner's "argument that a finding of 'willfulness' under [Exchange Act] § 3(a)(39)(F) would have required a determination that [petitioner] was aware that he was violating a particular rule or regulation"); *Wonsover v. SEC*, 205 F.3d 408, 414 (D.C. Cir. 2000) (defining willfulness as "intentionally committing the act which constitutes the violation" (citation omitted)).

[15]   *See Robare*, 922 F.3d at 479-80; *Bennett Grp. Fin. Servs.*, Exchange Act Release No. 80347, 2017 WL 1176053, at *4 n.30 (Mar. 30, 2017) (finding that scienter demonstrates that violations were willful), *abrogated in part on other grounds by Lucia v. SEC*, 585 U.S. 237 (2018); *cf. Allen Holeman*, Exchange Act Release No. 86523, 2019 WL 3530381, at *11-12 (July 31, 2019) (finding that applicant who acted with extreme recklessness had acted willfully).

[16]   *See* https://tools.usps.com/locations/details/1371812 (listing available services at the Marcy, New York, post office address listed on the Trust's Form TA-1) (last visited Jan. 27, 2026).

[17]   *Cf. Warwick Capital Mgmt., Inc.*, Advisers Act Release No. 2694, 2008 WL 149127, at *9 n.33 (Jan. 16, 2008) ("A company's scienter is imputed from that of the individuals controlling it.").

[18]   *Cf. Brian Madison Carnes Tr.*, Exchange Act Release No. 100192, 2024 WL 2293867, at *4 (May 21, 2024) (finding respondent acted with scienter when filing inaccurate Form TA-1 and failing to update it).

[19]   *See Brandon Rawls Tr.*, Exchange Act Release No. 100446, 2024 WL 3249197, at *3 (June 28, 2024) (finding same violation where transfer agent listed post office address on Form TA-1).

religious, and other litigation activities[20] that he "forgot . . . to keep all records up to date in a professional and timely manner within the laws and rules of the Commission." The Trust presented no evidence to show that it accidentally or mistakenly failed to comply with Form TA-1's clear instructions, or that the Trust's principal office address was initially correct but became outdated.

> 2.   **The Trust also willfully violated Exchange Act Rule 17Ac2-1(c) by failing to timely correct its Form TA-1.**

There is also no genuine issue of fact that the Trust willfully violated Exchange Act Rule 17Ac2-1(c). That rule provides that if any information that a transfer agent has provided on its Form TA-1 "becomes inaccurate, misleading, or incomplete," the transfer agent "shall correct" that information "by filing an amendment within sixty days" after "the information becomes inaccurate, misleading, or incomplete."[21] Instruction 1.H. to Form TA-1 likewise informs applicants that they "must amend Form TA-1 within sixty calendar days following the date on which information reported therein becomes inaccurate, incomplete, or misleading."[22] Because the principal office address that the Trust reported in its Form TA-1 became inaccurate the moment the Trust filed that application on June 6, 2019, the Trust was required to correct its address within sixty days by filing an amended Form TA-1 by August 5, 2019. By never making such a filing, the Trust violated Rule 17Ac2-1(c).[23]

This violation was also willful because, as discussed, the Trust through Polinski knew that its use of a post office street address as its principal office address in its Form TA-1 was incorrect. The Trust also knew that its Form TA-1 remained incorrect for the same reasons and that it had not filed a corrective amendment to it.

> 3.   **The Trust also willfully violated Exchange Act Rule 17Ac2-2(a) by failing to file annual reports on Form TA-2.**

We also find no genuine issue of fact that the Trust willfully violated Exchange Act Rule 17Ac2-2(a) by failing to timely file annual reports on Form TA-2 for the 2019, 2020, and 2021 calendar years. Rule 17Ac2-2(a) requires "[e]very transfer agent registered on

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20   These activities include at least 12 lawsuits filed in the Court of Federal Claims, most of which were "dismissed for lack of jurisdiction, failure to prosecute, failure to comply with a court order, and frivolity." *Polinski v. United States*, 177 Fed. Cl. 782, 787 (Fed. Cl. 2025).

21   17 C.F.R. § 240.17Ac2-1(c).

22   Form TA-1 at 29.

23   *See, e.g.*, *Rawls Tr.*, 2024 WL 3249197, at *3 (finding Rule 17Ac2-1(c) violation where transfer agent failed to correct inaccurate address listed on Form TA-1).

December 31" to file an annual report on Form TA-2 by March 31 of the following year.[24] Because the Trust has been registered with the Commission as a transfer agent since June 26, 2019, it was required to file annual reports on Form TA-2 for 2019, 2020, and 2021 on March 31 of, respectively, 2020, 2021, and 2022. By never filing these forms, the Trust violated Rule 17Ac2-2(a).

Form TA-2's instructions also make clear that registered transfer agents must file the form annually.[25] Because Polinski acknowledges that he contacted Commission staff about "one of the TA-2 forms," but failed to file any of them, we find that the Trust knew that it was required to file annual reports, intentionally failed to do so, and thus willfully violated Rule 17Ac2-2(a). The Trust's specific acknowledgment of communications about Form TA-2 also directly contradicts its generalized assertion that it forgot, for years on end, to file a single Form TA-2 due to the press of other obligations.

4. As a result of the foregoing willful violations, the Trust also willfully violated Exchange Act Rule 17A(d)(1).

By willfully violating Rules 17Ac2-1(a), 17Ac2-1(c), and 17Ac2-2(a), there is also no genuine issue of fact that the Trust willfully violated Exchange Act Section 17A(d)(1), which prohibits a registered transfer agent from engaging in any activity as a transfer agent that contravenes a Commission rule or regulation.[26]

C. Revoking the Trust's registration is in the public interest.

Having found that the Trust willfully violated the Exchange Act and its rules, we turn to whether it is in the public interest to impose remedial sanctions. In doing so, we consider the egregiousness of the respondent's actions, the isolated or recurrent nature of the infraction, the degree of scienter involved, the sincerity of the respondent's assurances against future violations, the respondent's recognition of the wrongful nature of its conduct, and the likelihood that the

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[24] Exchange Act Rule 17Ac2-2(a), 17 C.F.R. § 240.17Ac2-2(a) (requiring "[e]very transfer agent registered on December 31" to file an annual report on Form TA-2 by March 31 of the following year); *id.* § 240.17Ac2-2(b) (clarifying timing); *see Rawls Tr.*, 2024 WL 3249197, at *3 (finding same violation where transfer agent failed to file annual report on Form TA-2).

[25] *See also* https://www.sec.gov/files/formta-2.pdf at 7 (stating on first page of instructions "**ATTENTION:** All transfer agents . . . must file an annual report on Form TA-2 in electronic format with the SEC.") [hereinafter "Form TA-2"]; *id.* at 9 ("Every transfer agent that is registered on December 31 must file Form TA-2 in accordance with the instructions contained therein by the following March 31." (cleaned up)); *id.* at 14 ("The filing of this Form is mandatory for all registered transfer agents.").

[26] 15 U.S.C. § 78q-1(d)(1). Although the OIP alleges that the Trust additionally violated Exchange Act Section 17A(c)(2), 15 U.S.C. § 78q-1(c)(2), the Division does not provide a theory for finding this violation. We therefore do not address it.

respondent's occupation will present opportunities for future violations.[27] Our public interest inquiry is flexible, with no single factor being dispositive.[28] The remedy is intended to protect the trading public from further harm, not to punish the respondent.[29]

Weighing these factors, we find that revoking the Trust's registration as a transfer agent is in the public interest. The Trust's conduct was serious and recurrent. Over more than three years, the Trust repeatedly disregarded its obligations as a transfer agent by filing an application for registration that the Trust knew contained a false address, failing to correct that false information, and filing none of its required annual reports.[30] These violations were also serious because the Commission relies on transfer agents to file accurate and timely information in their registration applications and annual reports so that it may determine whether to approve those applications;[31] contact transfer agents and examine their operations as appropriate;[32] and oversee transfer agents based on the information they provide about their operations over the most recent

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[27]   *Steadman v. SEC*, 603 F.2d 1126, 1140 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981); *see also Phlo Corp.*, Exchange Act Release No. 55562, 2007 WL 966943, at *12 (Mar. 30, 2007) (applying these factors in revoking transfer agent's registration).

[28]   *Tzemach David Netzer Korem*, Exchange Act Release No. 70044, 2013 WL 3864511, at *4 (July 26, 2013).

[29]   *McCarthy v. SEC*, 406 F.3d 179, 188 (2d Cir. 2005).

[30]   *Cf. Fidelity Transfer Serv., Inc.*, Exchange Act Release No. 94545, 2022 WL 969898, at *6 (Mar. 29, 2022) (finding transfer agent's misconduct egregious and recurrent where, over four years, it failed to update its Form TA-1, falsely stated the form did not need to be updated, and did not file or filed late its required annual reports); *Phlo Corp.*, 2007 WL 966943, at *10, *16 (finding transfer agent's "violation of its reporting obligations was serious, egregious, and recurrent" where it had failed to timely file multiple reports over two years).

[31]   *See* Form TA-1 at 32 (stating that "[d]isclosure to the [Commission] of the information requested in Form TA-1 is a prerequisite to the processing of" that form and that the Commission uses that information to determine whether it "should permit an application for registration to become effective or should deny, accelerate or postpone registration of an applicant").

[32]   *See Fidelity Transfer Serv., Inc.*, Exchange Act Release No. 94545, 2022 WL 969898, at *5 (Mar. 29, 2022) (stating that accurate contact information is "essential to our staff's ability to carry out its Exchange Act oversight function").

year.[33] By providing false information on its registration form and failing to provide any of the information required on annual reports for several years, the Trust frustrated each of these purposes. And the Trust did all of this with scienter.

In its filings, the Trust recognizes and apologizes for its violations and claims that it now wishes to come into compliance with its filing obligations. But the Trust has yet to correct its principal office address or to make a single transfer agent filing since June 2019, even though the December 2022 OIP highlighted the Trust's ongoing violations and a June 2024 Commission order explained that this proceeding did not preclude the Trust from attempting to become compliant. Indeed, the Trust has now failed to file six years of annual reports detailing its transfer agent activities. The Trust's continued failure to comply with fundamental filing requirements, including with respect to those annual reports due after this proceeding was instituted,[34] combined with the Trust's stated interest in remaining a registered transfer agent, indicate a likelihood that, but for revocation, the Trust would engage in similar future violations. We therefore find it in the public interest to revoke the Trust's registration as a transfer agent.

In doing so, we deny the Trust's requests for attorney fees under the Equal Access to Justice Act ("EAJA").[35] Before a party may file an EAJA application, it must have "prevailed in

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[33]   *Notice of Proposed Amendments to Form TA-2*, Exchange Act Release No. 41204, 1999 WL 156334, at *1 (Mar. 23, 1999), 64 Fed. Reg. 15310, 15311 (Mar. 31, 1999) (stating that it is "essential that the Commission receive accurate information [on Form TA-2] that can be processed and evaluated efficiently by our staff because there is no self-regulatory organization for transfer agents, resulting in more direct oversight responsibility for the Commission"); *see also Adopting Release*, Exchange Act Release No. 42892, 2000 WL 718173 (June 2, 2000), 65 Fed. Reg. 36602 (June 9, 2000); Form TA-2 at 14 (giving notice that information provided by registrants "will be used for the principal purpose of regulating registered transfer agents").

[34]   *Cf. Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *5 & n.23, *6 n.27 (Jan. 21, 2009) (finding that we may consider "matters that fall outside the OIP[ ] in assessing appropriate sanctions," such as a failure to file additional required reports).

[35]   5 U.S.C. § 504.

the proceeding or in a significant and discrete substantive portion of" it.[36] The Trust does not contend that it has done so.[37]

An appropriate order will issue.

By the Commission (Chairman ATKINS and Commissioners PEIRCE and UYEDA).

Vanessa A. Countryman
Secretary

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[36]   *See* 17 C.F.R. § 201.44(a) (specifying when an EAJA application may be filed).

[37]   We also deny the Trust's request for oral argument under Rule of Practice 451(a) because our decisional process would not be "significantly aided" by it. *Id.* § 201.451(a).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 104815 / February 11, 2026

Admin. Proc. File No. 3-21264

In the Matter of
THE PETER JOSEPH POLINSKI TRUST

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the transfer agent registration of the Peter Joseph Polinski Trust be, and it hereby is, revoked.

By the Commission.

Vanessa A. Countryman
Secretary